SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 3)*

ACM Research, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00108J109

(CUSIP Number)

Wangyu Ge

Shanghai Science and Technology Venture Capital (Group) Co., Ltd.

Bohua Plaza, 39th Floor 669, Xinzha

Jing'an District, Shanghai, People’s Republic Of China 200041

+86 021 2230 2882

With copies to:

 Lufei Liu

Shanghai Pudong Innotek Capital Co., Ltd.

No. 118 Rongke Road, 17th Floor

Pudong New Area, Shanghai, People’s Republic of China 200120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 6 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00108J109	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Shanghai Science and Technology Venture Capital (Group) Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,338,510
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,338,510
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,338,510
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 00108J109	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Shanghai Pudong Innotek Capital Co., Ltd.(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,358,728
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,358,728
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,358,728
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON OO

(1)	Reference to Shanghai Pudong Innotek Capital Co., Ltd. refers to the same legal entity that was formerly referred to as Shanghai Pudong Science and Technology Investment Group Co., Ltd. Shanghai Pudong Innotek Capital Co., Ltd. reflects the preferred English translation of the Reporting Person’s legal name.

This Amendment No. 3 (this “Amendment”) to Schedule 13D amends the Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2 thereto (the “Schedule 13D”), filed by Shanghai Science and Technology Venture Capital (Group) Co., Ltd. (“SHSTVC”) and Shanghai Pudong Innotek Capital Co., Ltd. (“PDICC” and, together with SHSTVC, the “Reporting Persons”), with respect to the Class A common stock of ACM Research, Inc. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

Item 2	Identity and Background

Item 2(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Statement is filed by Shanghai Science and Technology Venture Capital (Group) Co., Ltd. (“SHSTVC”), a limited liability company established under the laws of the People’s Republic of China (“PRC”), and Shanghai Pudong Innotek Capital Co., Ltd. (sometimes referred to as Shanghai Pudong Science and Technology Investment Group Co., Ltd.), a limited liability company established under the laws of the PRC (“PDICC” or “PDSTVC”), as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Schedule A hereto sets forth information regarding persons referred in Instruction C to Schedule 13D (with respect to each Reporting Person, its “Related Persons”).

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

In accordance with the administrative order applicable to SHSTVC, SHSTVC transferred all of its equity interest in PDICC to a third party. In connection with such transfer, on October 25, 2024, SHSTVC and PDICC terminated the Coordination Agreement.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b), (c) and (e) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)
	(1)	Shanghai Science and Technology Venture Capital (Group) Co., Ltd.

		Number of shares:	2,338,510
		Percentage of shares:	4.1%

	(2)	Shanghai Pudong Innotek Capital Co., Ltd.

		Number of shares:	3,358,728
		Percentage of shares:	5.8%

The percentage of Class A Common Stock beneficially owned by the Reporting Persons reflects 57,449,013 shares of Class A Common Stock outstanding as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024.

(b)

	(1)	Shanghai Science and Technology Venture Capital (Group) Co., Ltd.

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 2,338,510
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 2,338,510

	(2)	Shanghai Pudong Innotek Capital Co., Ltd.

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 3,358,728
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 3,358,728

(c) Except as set forth in Exhibit 2 to the Schedule 13D (previously filed with Amendment No. 2 to the Schedule 13D), no Reporting Person has effected any transactions in the Common Stock during the past 60 days.

(e) As of October 25, 2024 (New York City time), SHSTVC and PDICC terminated the Coordination Agreement and, accordingly, are no longer members of a “group” for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended. As a result, SHSTVC will cease to be a Reporting Person immediately following the filing of this Amendment to the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

On October 25, 2024 (New York City time), SHSTVC and PDICC terminated the Coordination Agreement.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2024

SHANGHAI SCIENCE AND TECHNOLOGY VENTURE CAPITAL (GROUP) CO., LTD.

By: /s/ Wangyu Ge
Name: Wangyu Ge
Title: Authorized Representative

SHANGHAI PUDONG INNOTEK CAPITAL CO., LTD.

By: /s/ Lufei Liu
Name: Lufei Liu
Title: Authorized Representative